Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 2, 2020

Relating to Preliminary Prospectus dated November 30, 2020

Registration Statement No. 333-251023

SHIFT4 PAYMENTS, INC.

8,000,000 Shares of Class A Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus dated November 30, 2020 (the “preliminary prospectus”). The following information supplements and updates the information contained in the preliminary prospectus. All references in this communication to dollar amounts are references to U.S. dollars. The preliminary prospectus was included in the Registration Statement on Form S-1 (File No. 333-251023), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1794669/000119312520305571/d31643ds1.htm .

Issuer:	Shift4 Payments, Inc., a Delaware corporation

Ticker / Exchange:	FOUR / The New York Stock Exchange

Title of Securities:	Class A common stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”)

Shares Offered and Sold:	8,000,000 shares of Class A Common Stock by certain selling stockholders of the Issuer (or 9,200,000 shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full from the selling stockholders).

Last Reported Sale Price of Class A Common Stock on The New York Stock Exchange on December 2, 2020:	$55.85

Initial Price to Public:	$55.50

Pricing Date:	December 2, 2020

Trade Date:	December 3, 2020

Settlement Date:	December 7, 2020

CUSIP:	82452J 109

Use of Proceeds:	The selling stockholders will receive all of the net proceeds from the offering of Class A Common Stock and the Issuer will not receive any proceeds from the sale of the shares in the offering of Class A Common Stock.

Concurrent Convertible Notes Offering:

Concurrently with this offering of Class A Common Stock, the Issuer is offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, $600,000,000 aggregate principal amount of 0.00% convertible senior notes due 2025 (the “Convertible Notes”), or a total of $690,000,000 million aggregate principal amount of the Convertible Notes if the initial purchasers in that offering exercise in full their option to purchase additional Convertible Notes (such concurrent offering of Convertible notes, the “Concurrent Convertible Notes Offering”). The size of the Concurrent Convertible Notes Offering was increased from the previously announced offering of $400,000,000 aggregate principal amount of the Convertible Notes. The Convertible Notes will not bear interest and will mature on December 15, 2025 unless earlier repurchased, redeemed or converted. The conversion rate for the Convertible Notes will initially be 12.4262 shares of Class A Common Stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $80.48 per share of Class A Common Stock), subject to adjustment. Before September 15, 2025, holders will have the right to convert their Convertible Notes only upon the occurrence of certain events. From and after September 15, 2025, holders may convert their Convertible Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. Upon conversion of the Convertible Notes, the Issuer will pay or deliver, as the case may be, cash, shares of Class A Common Stock or a combination of cash and shares of Class A Common Stock, at the Issuer’s election. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Convertible Notes Offering. The Issuer cannot assure you that the Concurrent Convertible Notes Offering will be completed or, if completed, on what terms it will be completed. The completion of this offering of Class A Common Stock is not contingent on the completion of the Concurrent Convertible Notes Offering (nor is the completion of the Concurrent Convertible Notes Offering contingent on the consummation of this offering of Class A Common Stock).

The Issuer estimates that the net proceeds from the Concurrent Convertible Notes Offering will be approximately $585.6 million (or approximately $673.6 million if the initial purchasers exercise their option to purchase additional notes in full), after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Concurrent Convertible Notes Offering for general corporate purposes.

Lead Joint Book-Running Managers:	Goldman Sachs & Co. LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Evercore Group L.L.C.

Co-Managers:	Raymond James & Associates, Inc. Truist Securities, Inc. WR Securities, LLC Citizens Capital Markets, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC Telsey Advisory Group LLC

The Issuer has filed a registration statement (including the preliminary prospectus dated November 30, 2020) with the Securities and Exchange Commission (the “SEC”) for the offering of Class A Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: (i) Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York NY 10282 (Tel: 1-866-471-2526, email to Prospectus-ny@ny.email.gs.com; (ii) Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, 6933 Louis Stephens Drive, Morrisville, North Carolina 27560 (Tel: 800-221-1037 or email to usa.prospectus@credit-suisse.com) or (iii) from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146 or email to: Prospectus@citi.com).

This communication should be read in conjunction with the preliminary prospectus dated November 30, 2020. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.